MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

May 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Series Trust IV (File No. 333-255200)

Form N-14 Information Statement/Registration Statement

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Ryan Sutcliffe and Mr. John Kernan of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding the Information Statement/Registration Statement (the “Information Statement”) filed on Form N-14 by Pioneer Series Trust IV (the “Registrant”) with respect to the reorganization of Pioneer Securitized Income Fund, a closed-end interval fund (the “Predecessor Fund”) with Pioneer Securitized Income Fund, a newly-organized series of the Registrant (the “Successor Fund”) (the “Reorganization”). Following are the Staff’s comments and the Registrant’s responses thereto:

1. Comment:	The Staff requested that the Registrant’s response fully reflect any disclosure changed in response to a comment from the Staff and, to the extent there is material bracketed or missing information in the Information Statement, the Registrant attach to the response a redline with complete information.

Response:	The Registrant confirms that the response fully reflects any disclosure changed in response to a comment from the Staff. The Registrant notes that the only bracketed or missing information in the Information Statement relates to the filing date and closing date of the Reorganization, which have not yet been confirmed. Accordingly, the Registrant has not attached a redline with its response. The Registrant confirms that the filing date and closing date of the Reorganization will be completed in the definitive information statement/prospectus and statement of additional information.

2. Comment:	The Staff requested that the Registrant confirm in its response the percentage of the voting shares of the Predecessor Fund controlled by the Funds’ adviser.

Response:	The Registrant confirms that Amundi, the adviser’s parent, controlled 98.48% of the Predecessor Fund’s shares as of March 30, 2021.

3. Comment:	The Staff requested that the Registrant explain in its response when the Predecessor Fund’s next repurchase offer is scheduled to occur and, if the repurchase offer is being moved, to provide the authority for moving such repurchase offer.

Response:	The Registrant notes that the Predecessor Fund’s next scheduled repurchase payment deadline is August 11, 2021, which is after the target Reorganization closing date of June 25, 2021.

4. Comment:	The Staff noted that the Registrant states that, as of March 31, 2021, the Predecessor Fund did not hold illiquid securities. The Staff requested that the Registrant confirm that statement is correct.

Response:	The Registrant confirms that the statement that, as of March 31, 2021, the Predecessor Fund did not hold illiquid securities, is correct.

5. Comment:	The Staff requested that the Registrant please describe the effect of capital gain distributions, if any, by the Predecessor Fund prior to the consummation of the Reorganization.

Response:	The Registrant notes that no capital gain distributions by the Predecessor Fund are anticipated prior to the consummation of the Reorganization and, accordingly, respectfully submits that no change to the disclosure is required.

6. Comment:	The Staff noted that the Registrant states that each of the Predecessor Fund and the adviser will bear 50% of the expenses incurred in connection with the Reorganization (“Reorganization Costs”), and that it is estimated that these expenses in the aggregate will be approximately $125,000. The Staff requested that the Registrant confirm that approximately $125,000 is the estimated amount of Reorganization Costs that will be allocated to the Predecessor Fund in connection with the Reorganization.

Response:	The Registrant confirms that approximately $62,500 of Reorganization Costs will be allocated to the Predecessor Fund in connection with the Reorganization. The Registrant will revise the disclosure on page 6 of the Information Statement/Prospectus to state:

50% of the expenses incurred in connection with the Reorganization, including expenses associated with the preparation, printing and mailing of any shareholder communications (including this Information Statement/Prospectus), any filings with the SEC and other governmental agencies in connection with the Reorganization, audit fees and legal fees (“Reorganization Costs”) will be allocated to the Predecessor Fund. The remaining 50% of the Reorganization Costs will be allocated to Amundi US. It is estimated that the Reorganization Costs in the aggregate will be approximately $125,000, of which $62,500 will be allocated to the Predecessor Fund. However, after giving effect to expense limitations, the Fund’s net share of these costs is expected to be $0.

In addition, the Registrant will revise footnote 1 to the Capitalization Table on page 37 of the Information Statement/Prospectus to state:

Reorganization Costs allocated to the Predecessor Fund are estimated to be approximately $62,500. The remaining 50% of the aggregate Reorganization Costs will be allocated to Amundi US. After giving effect to expense limitations, the Fund’s net share of the Reorganization Costs is expected to be $0. No portfolio turnover or costs associated with the disposition of securities resulting from the Reorganization are anticipated.

7. Comment:	The Staff noted that the Registrant states that because of expense limitations, neither the Predecessor Fund nor the Successor Fund’s expenses will increase as a result of the payment of any Reorganization Costs. The Staff requested that, if correct, the Registrant revise the disclosure to clarify that due to expense limitations, neither the Predecessor Fund nor the Successor Fund will pay any Reorganization Costs allocated to the Fund.

Response:	The Registrant will revise the disclosure referenced by the Staff as indicated in the response to comment #6 above.

8. Comment:	The Staff requested that the Registrant confirm in its response that the fees presented in the Fee Table represent current fees in accordance with Item 3 of Form N-14.

Response:	The Registrant confirms that the fees presented in the Fee Table represent current fees in accordance with Item 3 of Form N-14.

9. Comment:	The Staff requested that the Registrant confirm that the Predecessor Fund will be the accounting survivor of the Reorganization and revise the disclosure under “Past Performance” on page 31 of the Information Statement/Prospectus to include a statement that the Predecessor Fund will be the accounting survivor of the Reorganization.

Response:	The Registrant confirms that the Predecessor Fund will be the accounting survivor of the Reorganization. The Registrant will revise the first paragraph of the disclosure under “Past Performance” on page 31 of the Information Statement/Prospectus to state:

The Successor Fund has been formed for the purpose of effecting the transaction contemplated by the Reorganization and will not commence investment operations until the Reorganization closes. Therefore, no performance information is provided for the Successor Fund. The Predecessor Fund will be the accounting survivor of the Reorganization. Upon consummation of the Reorganization, the historical performance of the Predecessor Fund will become the Successor Fund’s historical performance.

10. Comment:	The Staff requested that the Registrant revise the Successor Fund’s fundamental policy regarding concentration in accordance with Section 8(b)(1) of the Investment Company Act of 1940 and Item 16(c)(1)(iv) of Form N-1A to provide that the Successor Fund may not make any investment if, as a result the Successor Fund’s investments will be concentrated in any one industry or group of industries.

Response:	The Registrant acknowledges the Staff’s comment. The Registrant notes that it believes that the Successor Fund’s policy addresses the requirements of Section 8(b)(1) of the 1940 Act. The Registrant also notes that the formulation of the Successor Fund’s concentration policy is consistent with the formulation adopted by the Predecessor Fund as well as other funds in the Pioneer fund family, and has been reviewed by the Staff on multiple occasions, including prior to the submission of the policy to shareholders of various Pioneer funds for approval.

11. Comment:	The Staff requested that the Registrant include specific disclosure stating that supplemental financial information otherwise required by Rule 6-11(d) of Regulation S-X is not required because (i) the Reorganization will not result in a material change to the Predecessor Fund’s investment portfolio due to investment restrictions and (ii) there are no material differences in the accounting policies of the Predecessor Fund and the combined entity post-Reorganization.

Response:	The Registrant will add the following disclosure under “Pro Forma Financial Statements” on page 3 of the statement of additional information to address the Staff’s comment:

Supplemental financial information otherwise required by Rule 6-11(d) of Regulation S-X is not required because (i) the Reorganization will not result in a material change to the Predecessor Fund’s investment portfolio due to investment restrictions and (ii) there are no material differences in the accounting policies of the Predecessor Fund and the combined entity post-Reorganization.

12. Comment:	The Staff requested that the Registrant confirm in its response that the Successor Fund will not sell any shares to the public until after the consummation of the Reorganization.

Response:	The Registrant confirms that the Successor Fund will not sell any shares to the public until after the consummation of the Reorganization.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

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